SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*




                           VESTCOM INTERNATIONAL, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   924904 10 5
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                                 (CUSIP Number)

                                     9/18/98
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-1(b)

         |_|  Rule 13d-1(c)

         |X|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   924904 10 5
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(1)     Names of Reporting Persons.  I.R.S. Identification Nos. of Above Persons
        (entities only):   Gary J. Marcello
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(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

                (a)
                (b)
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:  United States
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Number of Shares Beneficially Owned by   (5) Sole Voting Power:       445,323
    Each Reporting Person With           (6) Shared Voting Power:      95,847*
                                         (7) Sole Dispositive Power:   see box 5
                                         (8) Shared Dispositive Power: see box 6
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(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:  541,170
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(10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)
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(11) Percent of Class Represented by Amount in Row (9): 6.2%
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(12) Type of Reporting Person (See Instructions):  IN
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* Represents 1,184 shares held by a family trust, 27,436 shares held by a family partnership controlled by Mr. Marcello and 67,227 shares held by a foundation.

Item 1(a).  Name Of Issuer:  Vestcom International, Inc.
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Item 1(b).  Address of Issuer's Principal Executive Offices:  1100 Valley Brook
Avenue, Lyndhurst, New Jersey 07071
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Item 2(a).  Name of Person Filing:  Gary J. Marcello
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Item 2(b).  Address of Principal Business Office or, if None, Residence: 1 Penny
Lane, Boonton, New Jersey  07005
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Item 2(c).  Citizenship:  United States
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Item 2(d).  Title of Class of Securities:  Common Stock
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Item 2(e).  CUSIP No.:  924904 10 5
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Item 3.     If  This   Statement  Is  Filed  Pursuant   to  ss.240.13d-1(b)   or
            ss.240.13d-2(b)  or (c), check whether the Person Filing is a

           (a)  [ ] Broker or dealer registered under Section 15 of the Act.

           (b)  [ ] Bank as defined in section 3(a)(6) of the Act.

           (c)  [ ] Insurance company as defined in section 3(a)(19) of the Act.

           (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940.

           (e)  [ ] Investment adviser in accordance ss.240.13d-1(b)(1)(ii)(E).

           (f) [ ] Employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

           (g) [ ] Parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

           (h) [ ]  Savings   association   as  defined  in  section 3(b) of the
Federal Deposit Insurance Act.

           (i) [ ] Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

           (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership

         (a) Amount Beneficially Owned (as of December 31, 1998):

             541,170

         (b) Percent of Class (as of December 31, 1998):

             6.2%

         (c)  Number of Shares as to which such person has:

             (i) sole power to vote or to direct the vote         445,323

             (ii) shared power to vote or to direct the vote       95,847*

            (iii) sole power to dispose or to direct the disposition of 445,323

            (iv) shared power to dispose or to direct the disposition of 95,847*

----------
*Represents 1,184 shares held by a family trust, 27,436 shares held by a family partnership controlled by Mr. Marcello and 67,227 shares held by a foundation.

Item 5.  Ownership of Five Percent or Less of a Class.    N/A


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.   N/A


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. N/A

Item 8.  Identification and Classification of Members of the Group.  N/A

Item 9.  Notice of Dissolution of Group.  N/A

Item 10. Certification.     N/A

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                     February 1, 1999
                                                          (Date)


                                                     /s/ Gary J. Marcello
                                                       (Signature)


                                                     Gary J. Marcello
                                                      (Name/Title)